                  SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C. 20549


                   AMENDMENT NO. 1 TO FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                       SMALL BUSINESS ISSUERS


                 Under Section 12(b) or 12(g) of
                The Securities Exchange Act of 1934

                      iNETVISIONZ.COM, INC.
                  --------------------------------
           (Name of Small Business Issuer in its charter)


         Delaware                                        33-0285179
         --------                             ---------------------------------
(State or Other Jurisdiction                  (IRS Employer Identification No.)
of Incorporation or Organization)


19951 Mariner Ave., Torrance, CA                          90503
--------------------------------                          -----
(Address of principal executive offices)               (Zip Code)


                                 (310) 921-1999
                                 --------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class              Name of each exchange on which
         to be so registered              each class is to be registered
         -------------------              -------------------------------
                None                                   None

             ----------                             ----------

             ----------                             ----------

       Securities to be registered pursuant to section 12(g) of the Act:

                          Common Stock, par value $.001
                          -----------------------------
                                (Title of Class)

                               PART I

ITEM 1:  DESCRIPTION OF BUSINESS

         The letters and numbers set forth in Item 1 of this Amendment No. 1 to Form 10-SB correspond to each of the letters and numbers set forth in Item 101 of Regulation S-K.

         (a)      GENERAL DEVELOPMENT OF THE BUSINESS

                  (1)      ORGANIZATION AND MATERIAL TRANSACTIONS.


         iNetvisionz.com., Inc. (unless otherwise indicated, all references to the "Company" and iNet include iNetvisionz. com, Inc., a Delaware corporation, and its wholly owned subsidiary iNetversity, Inc., a California corporation) was first incorporated as Martinique Ventures Corporation, a Delaware corporation on February 18, 1988. On August 13, 1997, it filed an amendment to its articles of incorporation changing its name to Zebulon Enterprises, Inc. On April 21, 1998, a subsequent amendment to its articles of incorporation was filed changing Zebulon Enterprises, Inc. to Tao Partners Inc. In September, 1998 the Company acquired certain assets from NovaQuest InfoSystems, Inc., in exchange for $500,000 and 520,000 of Tao Partners shares of common stock. These assets were eventually transferred to the Company's wholly owned subsidiary iNetversity, Inc. These assets constituted less than 1% of the aggregate assets of NovaQuest at the time of the acquisition. NovaQuest did not separately account for the revenues and expenses associated with the operations of these assets and there was no separate subsidiary or division through which these assets were operated while controlled by NovaQuest. Finally, on April 30, 1999, Tao Partners Inc. filed an amendment to its articles of incorporation changing its name to Inetvisionz.com, Inc. (the "Company" or "iNet"). iNet presently trades on the over-the-counter Bulletin Board as "INVZ". The Company has not had any bankruptcies, receiverships or similar proceedings. As set forth below, the Company commenced the implementation of a new business plan on October 1, 1999.


                  (2)      BUSINESS OF ISSUER


         The Company is in the business of providing Education Services and Consulting and Placement Services. The Company intends to expand its services as an internet incubator but there is no guarantee that the Company will be able to implement this business plan. Many factors may prevent the implementation of the Company's business plan. These factors include substantial financial commitments, the need to develop effective internal process and systems, the ability to attract and retain high-quality employees, changes in overall technology, changes in the law and the mix of product and services offered in the Company's target markets.


                  (1) ITEM 101(a)(2)(B)(1) IS NOT APPLICABLE IN THAT THE SUBJECT FILING IS NOT AN S-1.

                  (2)      MATERIAL PRODUCTS AND RESEARCH AND DEVELOPMENT.


         The Company has never had a formal research and development department. Since October 1, 1999 the Company attempts to continuously monitor developments on the Internet (through information provided by iNetproz (defined below) corporate clients and through its iNetcommerce (defined below) internet site development and then adjusts the course offerings of iNetversity according to the provided information. While these divisions are currently at an extremely early juncture, since their inception on October 1, 1999 these divisions have provided information to iNetversity which iNetversity has begun to incorporate into its course offerings.


                  (3)      MATERIAL ACQUISITION OF PLANT AND EQUIPMENT.


         As noted below, during the month of December 1999, the Company completed a debt offering of $250,000.

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The Company used approximately 60% of these funds to acquire additional computer equipment and hardware and software required to access the internet (collectively, "Hardware and Software").


                  (4)      NUMBER OF EMPLOYEES.


         As noted below, prior to June 30, 1999 the Company was in the exclusive business of providing Education Services (defined below). As of December 15, 1999 the Company had sixty employees divided as follows: ten in general administration, 24 providing Education Services through iNetversity, 18 providing Consulting and Placement Services through iNetproz and 8 developing Internal and External Business Plans through iNetcommerce. All of the Company's employees work on a full-time basis.



         On or about October 1, 1999 the Company elected to divide its operations into three separate divisions: (a) iNetversity; (b) iNetproz; and
(c) iNetcommerce. The business plan for each of these divisions is set forth below under (C) Description of Business. Only iNetversity is operated as a separate corporation, the other two divisions operate within the Company. The Company intends to provide all of the divisions' services to minority communities through its Out-of-the-Box solutions tradename. At this time, no revenues have been generated through the Out-of-the-Box tradename or business plan. The Company anticipates that during calendar 2000 it shall add an average of one employee during each month to iNetversity, three employees each month to iNetproz and two employees each month to iNetcommerce. There is no assurance that the Company will grow at the rate set forth above; further, in the event the Company is unsuccessful in raising outside capital it may be forced to curtail the growth set forth above.


                  (5)      OTHER BUSINESS PECULIARITIES


         In the opinion of management, the key to understanding the Company is to understand the strategic information provided by each of the divisions to the other divisions. For example, if a number of iNetproz corporate customers began demanding a certain type of programming expertise, iNetproz would advise iNetversity to adjust its course composition accordingly. In summary, the Company is not a "dot com" firm, relying upon an Internet site to provide its primary source of revenues. Instead it is a company which trains, educates, consults and develops primarily for other companies, utilizing computer software/hardware and/or internet based assistance.


         (B)      FINANCIAL INFORMATION.


         Prior to June 30, 1999 100% of the Company's revenues and expenses were generated through providing Education Services. Between July 1, 1999 and September 30, 1999, 90% of the Company's revenues and expenses were generated through providing Education Services and 10% of the Company's revenues and expenses were generated through providing Consulting and Placement Services. During 1999, the Company's revenue and expenses were generated primarily through providing Education Services. (See MD&A and financial statements attached hereto.) As a result of the uncertainties arising from operating in the Internet industry it is difficult to project the amount and areas of growth that the Company will experience during the year 2000. In this regard, while there is no assurance, the Company anticipates that the Consulting and Placement Services provided by the iNetproz division will experience the greatest degree of growth. The Company bases this conclusion upon the following: (a) the increasing demand for software programmers capable and experienced in operating internet based programs and sites; and (b) iNetversity's "graduates" which will provide a ready source of talent for both consulting and placement services.


         (C) DESCRIPTION OF THE BUSINESS.

                  (i) and (ii)      PRINCIPAL PRODUCTS AND SERVICES


         iNet's business during most of 1999 consisted of the provision of classroom based education. These classes primarily taught either computer software programming or training of a customer's employees in the utilization of the customer's computer system ("Education Services") and the provision of consulting services in connection with the operation of a customer's computer system and the permanent and temporary placement of iNet's students as employees of its customers ("Consulting and Placement Services").



         In October 1999, the Company began the implementation of a business plan pursuant to which the Company would operate through three separate divisions: (a) iNetversity; (b) iNetproz; and (c) iNetcommerce (only iNetversity is formed as a separate corporation, iNetproz and iNetcommerce operate as part of the Company, but constitute unincorporated divisions within the Company). A graphical overview of this business plan may be reviewed at www.inetvisionz.com. While the Company currently intends to implement the business plan set forth below, there is no assurance that the Company will be successful in implementing this plan. Further, Company management may materially revise this plan based upon the business environment, market conditions and capital requirements.



         iNetversity currently intends to continue to provide Education Services and has developed a series of Internet based education programs allowing students to move at their own pace by accessing information over the Internet which is based upon iNet's classroom programs. While some of these Internet based programs have been deployed, as of December 1, 1999, the Company has not generated material revenues through the utilization of these internet programs. The offline courses offered by iNet have been offered in connection with: (a) retraining laid-off employers generally from the aerospace industry and Fortune 500 companies; (b) providing on the job training for iNetproz and iNetcommerce employees (discussed below) and (c) participating internship programs for disadvantaged individuals (for example, the Company was recently awarded a $488,000 grant by the state of California's Employment Training Program to provide scholarships for disadvantaged individuals to take the Company's courses). The Company anticipates that it will add an average of one employee per month during the year 2000 to iNetversity's operations. The Company also utilizes independent contractors to teach courses outside the scope of iNetversity's expertise. iNetversity is a wholly owned subsidiary of the Company. The Company estimates that 20% of its aggregate services are provided by independent contractors. Virtually all of its independent contractors are teachers operating through the Inetversity division providing specialized education services in classroom settings. The identity and number of independent contractors utilized by the Company fluctuates according to the demands of the market place and the availability of instructors.



         iNetproz currently intends to expand the Consulting and Placement Services initially provided by the Company during the third quarter of 1999. These services are primarily comprised of the following: (a) consulting services, typically billed on an hourly basis, for technical aspects associated with internal computer network (sometimes referred to as an intranet) and internet operations; (b) temporary placement of technical personnel, in exchange for a percentage of their hourly wage; and (c) permanent placement of technical personnel with the Company's customers. The Company anticipates that it will add approximately two employees to this division each month during calendar year 2000. These employees will be divided almost equally between sales and marketing employees (who will present the iNetproz's program to potential customers) and technical employees (who will do the actual consulting and temporary and permanent placement). iNetproz is a tradename of the Company, but it is not a separate corporation.



         The Company's Education Consulting and Placement Services customers include Xerox Corporation, Boeing North America, Inc., Honda R&D North America, Inc., Transamerica, Ernst & Young, Mobil Oil, Lexus Motor Corporation, Toyota Motor Sales and UCLA Medical Center which collectively accounted for approximately 15% of revenues in 1999. Approximately 23% and 19% of the Company's revenues in calendar year 1999 and 1998 respectively were generated through the South Bay Private Industry Council.


         iNetcommerce is what is increasingly characterized in the internet industry as an "internet incubator". This division will implement primarily internet based business plans developed either internally by the Company ("Internal Business Plans") or by third parties ("External Business Plans"). While the Company is considering a number of Internal Business Plans, it does not anticipate implementing any Internal Business Plan during calendar year 1999. In October, 1999 the Company entered into three separate agreements with RxAlternative.com. In summary, these agreements provided for the development of a test website (Beta Website Development Agreement) and if this test website proved successful, then the Company would develop two additional websites (Permanent Website Development Agreement) and a website maintenance agreement (Website Maintenance Agreement). The initial website was successfully deployed and the Company received $27,000 in cash and a nominal number of shares in RxAlternative pursuant to the Beta Website Development Agreement. The Permanent Website Development Agreement provides that the Company shall develop two websites for RxAlternative in exchange for a 4.17% nondilutive interest in RxAlternative (this percentage shall be not be diluted unless and until RxAlternative completes a public offering) The agreement to develop two new web sites provides for iNetVisionz to construct two new In the event of a material breach, the agreement is terminable by the non-breaching party if the breaching party is not able to cure the breach in ten days. Neither party may unilaterally terminate the contract absent a material breach. If the agreement is terminated for any reason before iNetVisionz has completed the work, iNetVisionz is entitled to retain the number of shares necessary to compensate it as the rate of $125 per "man hour" at a share price of $1.25 per share.


         The Website Maintenance Agreement provides that the Company shall be paid $10,000 per month for its initial 40 hours of monthly maintenance services and $150 per hour for all services provided over this initial 40 hours. iNetcommerce is operated as a separate unincorporated division within the Company. In the event of a material breach, the Website Maintenance Agreement is terminable by the non-breaching party if the breaching party is not able to cure the breach in ten days. Absent a breach, this agreement is terminable by either party with sixty days notice.



         During the fourth quarter of 1999, the Company secured a 50% interest in Liquidationbid.com. While development of LiquidationBid's website has not yet commenced, Liquidation Bid is currently intended to be an internet based company which provides on-line auctions for excess merchandise in a variety of industries. There is no assurance that the Company will complete development of LiquidationBid's website or that is such website is completed, that LiquidationBid will successfully implement its business plan.


         The Company intends to provide the Company's core services to the minority community through its Out-of-the-Box Solutions tradename. The Company has focused on historically black colleges located throughout the United States as an avenue to provide technology, education and training. At this time, no revenues have been generated through this tradename or business plan.

                  (iii)    SOURCES OF RAW MATERIALS.

         While this section is not applicable to the Company, clearly the Company will have a continuous need during the foreseeable future for computer equipment and hardware and software which facilitate internet access.

                  (iv)     EFFECT OF PATENTS AND TRADEMARKS.

         Currently, the Company does not hold patents on any of its products or processes under development. The Company does, however, treat its technical data as confidential and relies on internal nondisclosure safeguards, as well as on laws protecting trade secrets, to protect its proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products or technology that are equivalent or superior to those of the Company. The Company may receive, in the future, communications from third parties asserting that the Company's products infringe the proprietary rights of third parties. There can be no assurance that any such claims would not result in protracted and costly litigation.



         The Company has filed the following trademarks with the United States Patent and Trademark Office on the following dates: "Business Visioneer" was filed by the company on November 1, 1999; "Synergistic Minds @ Work" was filed on September 9, 1999; "Out of the Box Solutions" was filed on January 20, 2000; "Breaking the Barriers, Creating Opportunities, Filling the Need" was filed on September 9, 1999 and, "The Job You Want, The Education You Need, The Career You Earn" was filed on September 9, 1999. These applications are all pending.



         The Company currently utilizes many of these slogans in its marketing materials summarizing the education and training programs offered by the Company. Company management believes that these slogans focus upon the Company's business plan of not just functioning as a technical education center, but in fact providing on the job training for its students and eventual permanent placement.


                  (v)      SEASONALITY OF THE BUSINESS


         The Company has only provided Education Services for a little over one year. The iNetproz and iNetcommerce divisions were launched on October 1, 1999. As a result it is difficult to predict whether the Company's revenues will materially fluctuate during its calendar year. Company management is not aware of any factor which might give rise to such a fluctuation.


                  (vi)     WORKING CAPITAL ITEMS


         The Company is a service company and as a result it does not have any trade inventory that it carries. In the event an iNetversity student is dissatisfied with his/her class, she/he is provided with a one-time opportunity to take the class again. The Company's providing of Consulting and Placement Services is at a very early juncture. As of the date of this filing the Company has not provided any warranty or guarantee associated with its Consulting or Placement Services.


                  (vii)    DEPENDENCE UPON LARGE CUSTOMERS


         The Company is not currently dependent upon any one customer, as of the date of this filing. As noted above, the Company does provide Education and Consulting and Placement Services to a number of large corporations, however, none of these customer's provided in excess of 10% of the Company's gross revenues. Under the JTPA currently one customer, South Bay Private Industry Council, accounted for approximately 23% and 19% during the years ending December 31, 1999 and 1998 respectively. The iNetcommerce division is currently dependent upon the RxAlternative transaction (discussed above) to generate approximately 100% of its revenues through the first quarter of 2000. In the event RxAlternative were to cease performing under its Agreement with iNetvisionz, iNetvisionz would redeploy the iNetcommerce personnel into:
(a) other iNetproz consulting projects; (b) other internally or exteriorly generated business plans developed through its iNetcommerce division or (c) outsource such individuals on a temporary or permanent basis through its iNetproz division.


                  (viii)   BACKLOG ORDERS

         The Company's "backlog" is not comprised of what would traditionally be characterized as a backlog of orders by a manufacturing company. The Company does believe that the combination of its agreements with

RxAlternative (discussed above) and its agreement with ETP (discussed below) provide the Company with contractual commitments for certain revenues through at least January, 2000.

                  (ix)     GOVERNMENT CONTRACTS

         The Company participates in both state and federal government programs providing financing for technical training and education primarily through its iNetversity subsidiary. Most of these programs require that students qualify under Title III of the federally promulgated Job Training Placement Act. These requirements provide that a student must be eligible for or has exhausted his/her unemployment benefits through the state of California.

         The Company currently has nine contracts with various organizations throughout Southern California which are financed by the federally financed Job Training Placement Act ("JTPA"). The following is a list of these organizations: Los Angeles City Private Industry Counsel; Los Angeles County PIC; South Bay PIC; Beach Cities One-Stop; Career Partners, Inc.; Anaheim PIC;; Carson/Lomita/Torrance PIC; Orange County PIC; and San Ana PIC (the "Local Referring Agencies"). Each of the Company's contracts with these organizations are for a one year term and terminate on June 30, 2000. These Local Referring Agencies provide the Company with recently unemployed individuals interested in securing technical Education Services. Upon the Company accepting a student, his/her tuition is provided by JTPA. In the event the Company's contracts with these various Local Referring Agencies were not renewed, the Company would attempt to secure alternative sources of financing for its students. This would result in a substantial material delay in the Company obtaining tuition revenues. In the event the Company were unable to secure a source of funding as an alternative to JTPA, the Company's financial prospects would materially and adversely effected.


         The Company has also entered into an Agreement with the state of California financed Employment Training Panel ("ETP") to provide financing for iNetversity students. This contract is in an amount up to $488,000 and is terminable in the event the Company fails to meet ETP's performance criteria or misapplies the applicable FUNDING. In order to qualify for funding: (a) a student must be unemployed or prove that he will lose his employment unless he receives new technical skills provided by the Company and (b) the Company must place the student and the student must remain employed for 91 consecutive days following such placement. As of December 13, 1999, the Company has enrolled 13 students in the ETP program. It is currently the Company's intention to enroll an additional 29 students through the end of January, 2000. Under the ETP contract the Company is paid approximately $8,500 per student, with 20% payable upon commencement of Education Services by the Company and 80% payable upon the student completing 90 days of employment. The Company anticipates submitting at least three ETP applications during the year 2000, with its second ETP application submitted in March 2000. In the event the Company is unable to secure ETP financing, it will continue to consider other state and federal government programs providing financing for technical training and education. If the Company is unable to secure additional ETP funding or is unable to successfully apply for other government funded contracts, the Company's future operations may be materially and adversely effected.


                  (x)      COMPETITIVE CONDITIONS.

         The Company believes that the business plan which it commenced implementing in October, 1999 places it in the following markets:


         (1) TECHNICAL EDUCATION. According to Forrester Research, a leading market research firm, the market for corporate on-line recruiting is growing. Over the next four years, the market is expected to grow almost 60% annually moving up to an estimated $1.7 billion in 2003 from $245 million in 1999. The Company's competitors include 7th Street.Com which provides interactive on-line technical training and Pinnacle Multimedia which provides training and education for companies' management and technical teams. The Company will provide instruction in developing software and installing hardware and on the job training primarily, although not always, associated with internet applications ("Technical Applications") through its iNetversity subsidiary. While the Company's historical focus has been upon the traditional classroom setting, it is now deploying a series of internet based classes (which the Company calls "courseware) allowing students to work at their own pace, but still assimilate the same information as if attending traditional classroom settings. There are thousands of companies, junior colleges and universities throughout the United States which provide Technical Application education to their students.



         The Company is a certified solutions provider for Microsoft, Novell and Lotus. Virtually, all competitors of the Company in Education Services have one or all of these certifications. These certifications identify that the Company offers all classes necessary to be a Microsoft/Novell/Lotus solutions provider. The number and complexity of the classes required for such certifications is determined by the certifying company. The significance of such certification is primarily two-fold: (a) it provides potential employers with a readily recognized level of education which prospective employees have obtained and (b) it provides individuals with such certifications the background to take more advanced classes in the various applications in which they are certified (many of which are offered by the Company).



         (2) TECHNICAL PLACEMENT. The Company will provide temporary outplacement employees and permanent employment (sometimes referred to as "headhunting") for iNetversity's students, as well as third parties with a background in Technical Applications through its iNetproz division. The Company believes that there are thousands of companies throughout the United States providing temporary and permanent employment placement for individuals skilled in Internet Applications.



         (3) TECHNICAL CONSULTING. The Company will consult with primarily large corporations in connection with a number of their Technical Applications through its iNetproz division. A December 20, 1999 Los Angeles Times article reports that IDC (an internet data tracking firm) projects that the market for Internet consulting and developing online businesses is expected to grow from $4.6 billion in 1998 to $43.7 billion in 2002. The Technical Applications provided by the Company have included a broad range, from a simple "help desk" to answer basic questions to the design and development of a company-wide "intranet". The Company believes that it has thousands of competitors in this industry. The largest competitors in this field include: Chicago based Whitman-Hart, Inc., which recently announced that it is acquiring USWEB/CKS Corp. in a six billion dollar transaction to create the largest Internet professional services firm in the world and IXL Enterprises, headquartered in Atlanta, has over 2000 employees providing internet consulting and support services.



         (4) INTERNET COMMERCE. The Company's iNetcommerce division implements Internal Business Plans (developed primarily by the Company) and External Business Plans (developed primarily by third parties). As the scope of iNetcommerce's mission is very broad, it is difficult to define its competitors other than to state that its competition is immense. Virtually every company on the internet is a potential customer of the iNetcommerce division. RxAlternative, the initial External Business Plan project implemented by iNetcommerce (discussed above) is deploying into the healthcare sector of the internet which has major competitors such as Healtheon, Inc. and Dr.Koop.com.



         Prior to October, 1999 virtually all of the Company's revenues were generated through the providing of Education Services through its iNetversity subsidiary. The Company has designed a series of career tracks defined by the classes an individual should take in order to achieve a particular career objective. The Company's Education Services focus primarily upon advanced Technical Applications and most entrance level classes providing for the first tier of Microsoft, Lotus and Novel certification are offered by other competitor's programs. The Company is currently developing a series of classes providing for Internet development utilizing the Linux platform. While the Company believes that it has a number of better financed and larger competitors in the field of Education Services, the Company has not identified a competitor which primarily focuses upon advanced level classes with the objective of achieving a specifically defined career objective.



         As noted previously, the Company only commenced its iNetproz and iNetcommerce divisions in October, 1999 thus virtually all of its competitors are better financed and more advanced in the implementation of their business plan. As noted above, industries associated with the providing of Technical Placement and Consulting contain literally thousands of competitors, ranging from small one man operations to multi-billion dollar conglomerates specializing in support for their proprietary products. The iNetcommerce division's potential competitors are contingent upon the eventual business plan it elects to commence. Clearly, its initial project, RxAlternative has many potential offline and online competitors.

         The Company believes that the principal methods of competition in all three of iNet's divisions involve: (a) the ability to provide advanced technology; (b) identifying at an early stage technological trends and (c) customer satisfaction.

         The Company's ability to compete in applying these methods may be divided into negative and positive factors:


         (1) NEGATIVE COMPETITIVE FACTORS. The Company believes that virtually all of its major competitors are better financed and have a longer operating history. Further, many of these competitors have readily recognizable industry trade names thereby causing it to be more difficult for the Company to penetrate the marketplace. Finally, the primary negative competitive factor is that there is tremendous international economic activity in connection with virtually all facets of the Internet and as a result, not only will the Company be faced with better financed competitors, but the Company believes that just in the United States the number of competitors will be in the thousands.



         (2) POSITIVE COMPETITIVE FACTORS. Since its inception during the fourth quarter of 1998, the Company has focused upon providing advanced level Education Services for Technical Applications (addressing factor (a) under principal methods of competition above). This has provided a "pool" of technologically advanced individuals to eventually staff the iNetproz and iNetcommerce divisions. Thus, rather than be forced to hire people with which the Company has no history, it has increasingly looked to iNetversity's students to fill its other divisions. Further, iNetproz and iNetcommerce provide: (a) on the job training for iNetversity students (something most technical education schools cannot provide); and, (b) information to iNetversity regarding technological trends, thus allowing iNetversity to accordingly adjust its course offerings. These last two items address the second factor set forth above under principal methods of competition: early identification of technological trends. The Company believes that if it is to be successful and provide a high level of customer satisfaction (the third principal method of competition set forth above) then there must be a continuous flow of information between its various divisions. For example, iNetcommerce and iNetproz must identify employment needs in the marketplace and iNetversity must then educate and train to address these needs.


                  (xi)     RESEARCH AND DEVELOPMENT.


                  The Company has never had a formal research and development department. Since October 1, 1999 the Company has attempted to continuously monitor developments on the Internet (through information provided by it iNetproz (defined below) corporate clients and through its iNetcommerce (defined below) internet site development) and then adjusts the course offerings of iNetversity according to the provided information. While these divisions are currently at an extremely early juncture, since their inception on October 1, 1999 these divisions have provided information to iNetversity which iNetversity has begun to incorporate into its course offerings.


                  (xii)    ENVIRONMENTAL LAWS.

         The Company's operations do not give rise to any material issues arising from state or federal environmental laws.

                  (xiii)   EMPLOYEES.


         As noted below, prior to June 30, 1999 the Company was in the exclusive business of providing Education Services (defined below). As of December 15, 1999 the Company had sixty employees divided as follows: ten in general administration, 24 providing Education Services through iNetversity, 18 providing Consulting and Placement Services through iNetproz and 8 developing Internal and External Business Plans through iNetcommerce. All of the Company's employees are full-time employees.



         On or about October 1, 1999 the Company elected to divide its operations into three separate divisions: (a) iNetversity; (b) iNetproz; and
(c) iNetcommerce. The business plan for each of these divisions is set forth below under (C) Description of Business. Only iNetversity is operated as a separate corporation, the other two divisions operate within the Company. The Company anticipates that during calendar 2000 it shall add an average of one employee during each month to iNetversity (90% of which shall be instructors and 10% of which shall assist in class-room set-up and administration), three employees each month to iNetproz (approximately divided 33% to temporary and permanent placement and 66% to Technical Application consulting) and two employees each month to iNetcommerce (approximately divided 50% to the development of Internal Business Plans and 50% to the development of External Business Plans). The Company also anticipates that it will add 5-10 general accounting and administration employees during calendar year 2000. There is no assurance that the Company will grow at the rate set forth above; further, in the event the Company is unsuccessful in raising outside capital it may be forced to curtail the growth set forth above.


         (D)      GEOGRAPHIC AREA FINANCIAL INFORMATION.

         As noted below, 100% of the Company's revenues are generated either through its Torrance, California facility or its Irvine, California facility. As these two facilities are within 40 miles, there is no material distinction between the two operations arising from geographical location. Further, the Company currently has not operations outside the United States.

         (E)      AVAILABLE INFORMATION.


         The Company intends to file its first Form 10Q-SB for the first quarter of the calendar year 2000. Once the Company begin filing under the Exchange Act the public may read and copy materials filed by the Company at the Security Exchange Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Once the Company commences filing under the Exchange Act it will file electronic reports, proxy and information statements that maybe accessed at http:\\www.sec.gov. The primary internet address of the Company is www.iNetvisionz.com.


         (F)      REPORTS TO SECURITY HOLDERS.


         As noted above, the Company's initial Exchange Act filing shall be its Form 10-QSB for the first quarter of 2000. Thus, it shall not file a Form 10K-SB for the year 1999 nor shall it file a related Annual Report to Shareholders. The Company intends to become a Reporting Company 60 days after the filing of this Form 10Q-SB. As a result, it shall comply with all proxy, quarterly and annual reporting requirements thereafter. The quarterly reports shall contain financial statements reviewed by an independent certified public accountant and the annual report shall contain financial statements audited by an independent certified public accountant.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS





         The following is management's discussion and analysis of the Company's financial condition and results of operations. Detailed information is contained in the financials included in this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.



         In order to implement its business plan, the Company believes that it will need to raise a minimum of $1 million in equity capital during calendar year 2000. In excess of 50% of this amount would be expended to acquire new computer hardware and software. The balance of such capital would be utilized as working capital, primarily to finance the Inetcommerce division. This is not based upon a formal set of projections, but rather estimates calculated by the Company's management based upon expenditures during the fourth quarter of 1999. If the Company is unable to raise such capital, it is the intention of the Company to reduce, delay, eliminate or sell all or a portion of the Inetcommerce division, as the revenues generated by this division, the Company believes, will require a longer marketing and development cycle, relative to the more established Inetversity (Education Services) and Inetproz (computer consulting and employment placement) divisions. The Company believes that its current cash flow would be sufficient to support such a reduced or delayed implementation of the business plan.



         During the fourth quarter of 1999, the Company acquired computer equipment, hardware and software for use in its daily operations in the amount of approximately $150,000. These assets were acquired using cash proceeds from operations and from issuance of debt and equity securities during November and December 1999, which are as follows: (i) The Company entered into a Subscription Agreement with a Floyd Horwitz, father of Lawrence W. Horwitz, to sell 200,000 shares under Rule 506 of Regulation D of the Securities Act of 1933 at the price of $0.25 per share. The total cash proceeds of $50,000 went to the Company. (ii) The Company commenced an offering of up to $500,000 in Units. The price of each Unit was $25,000 and each Unit was comprised of one prommisory note with a six month term at 8% interest and a five-year warrant with an exercise price of $0.80 per share. As of the date of this filing, the Company has raised $250,000 from this offering of Units.



         During March 2000, the Company received $250,000 from Winthrop Venture Fund, Ltd., an accredited investor, from the issuance of two securities in exchange for this investment, which are as follows: (i) Promissory note payable, bears interest at 9% per annum, unsecured and all interest and principal due by March 2001 (ii) 75,000 warrants were also granted with an exercise price of $0.80 per share, which expire in three years from the date of grant. Pursuant to this agreement, in the event the Company completes a registration statement under the Securities Act of 1933, the Company shall be obligated to register the shares underlying the warrants.



         Finally, the Company is currently delinquent in the payment of its payroll taxes. Revenues generated from operations and financing activities have not been sufficient to pay this debt. The Company has entered into negotiations with the IRS to pay the outstanding obligations. The Company anticipates it will pay the full amount of the delinquency by September 2000.



         The following information was derived from the Company's historical financials statements incorporated herein.



                                                    Year Ended            Year Ended
                                                 December 31, 1999     December 31, 1998
                                                     (audited)            (audited)
                                                 -----------------     ------------------
    Statement of Operations Data
      Revenue                                       $ 2,280,489          $ 1,016,663


                                                    Year Ended            Year Ended
                                                 December 31, 1999     December 31, 1998
                                                     (audited)            (audited)
                                                 -----------------     ------------------
      (Net Loss)/Net Profit                          (1,746,041)          (1,455,100)
      (Net Loss)/ Net Profit per share                    (0.23)               (0.40)
       Balance Sheet Data
          Current Assets                                515,816              544,432
          Total Property and Equipment, net             402,396              400,839
          Total Assets                                1,356,508            1,486,817
          Total Current Liabilities                   1,604,923              631,203

          Accumulated Deficit                        (3,311,832)          (1,565,791)
          Stockholder's  Equity(deficiency)            (248,415)             514,139


YEAR ENDED DECEMBER 31, 1999 AS COMPARED TO YEAR ENDED DECEMBER 31, 1998



         REVENUES. The Company generated $2,280,489 in revenues during the year ended December 31, 1999, derived primarily from training revenues at its iNetVersity subsidiary level, as compared to $1,016,633 in revenues for the year ended December 31,

1998. Revenues during 1998 reflected four months of revenues of the training subsidiary, as the Company had only acquired the assets of the training division that were transferred to iNetversity on September 1, 1998.



         GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES. The Company had $2,927,540 in general, administrative and selling expenses for the year ended December 31, 1999, as compared to $2,013,718 of such expenses for the same period in 1998. As substantially all expenses are incurred by the Company's subsidiary, the 45% increase was significantly attributable to the subsidiary's expenses, which included rent expense from two training locations, increase in number of employees and key personnel to accommodate the growing needs of the Company, depreciation and amortization of property, equipment and intangible assets, and increase in professional fees. The amounts at December 31, 1999 include twelve months of expenses of the subsidiary, as compared to only four months of expenses at December 31, 1998. During the years ended December 31, 1999 and 1998, the Company wrote off approximately $105,000 and $160,000, respectively, as bad debt expense as the amounts were deemed not collectible by management. Also included in the December 31, 1998 expenses is a $754,000 charge to compensation for stock issued in exchange for services during the start-up stages of the Company as compared to $148,000 during the year ended December 31, 1999. A breakdown of the components of the general, administrative and/or selling expenses for the years ended December 31, 1999 and 1998 are as follows:


                                                 1998           1999
                                                 ----           ----
Advertising and marketing                     $  177,645     $   76,346
Bad debt expense                                 201,618        104,644
Depreciation and amortization                     92,798        293,611
General operation expenses                        69,274        318,840
Office expenses                                   42,416         27,121
Payroll expense                                1,267,267      1,439,777
Professional fees                                 47,418        211,000
Rent                                              77,205        259,800
Telephone and Utilities                           37,078         96,401
                                              -------------------------

                                              $2,013,719     $2,927,540
                                              -------------------------
                                              -------------------------



ITEM 3:  PROPERTIES AND YEAR 2000 COMPLIANCE.



         The Company currently operates out of two facilities: it leases approximately 11,561 square feet of space at 19950 Mariner Avenue, Torrance, CA 90503 and approximately 6000 square feet at 19772 MacArthur Blvd., Irvine, California 92615. The Company's primary administrative operations are conducted at the Torrance facility. The Irvine facility is primarily composed of additional classrooms to provide Education Services. The Torrance facility is subleased from NovaQuest Info Systems, Inc. Under the terms of the sublease, the monthly rental is $11,395.80. The sublease expires December 31, 2000. The Irvine lease requires monthly payments of $8,236.20 per month and expires in September, 2000.



         The Company has developed and acquired its computer systems with an objective to be Year 2000 compliant. To date, the Company has not suffered any consequences arising out of the Year 2000 compliance issues. The Company does not believe it will suffer any material adverse consequences from Year 2000 issues.

ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 31, 2000: (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock; (ii) each director of the Company; and (iii) all directors and officers as a group.




TITLE OF CLASS(4)      NAME AND ADDRESS(5)         AMOUNT AND NATURE OF OWNERSHIP        PERCENT(6)
-----------------      ----------------------      ------------------------------        ----------

Common Stock           Ramsey Hakim, Director               453,000                         3.87%

Common Stock           Noreen Khan, President,            1,417,435(1)                     12.11%
                         Director

Common Stock           Lawrence W. Horwitz                  500,000(2)                      4.27%
                         Secretary, Director

Common Stock           Tariq Khan                         4,391,667(3)                     37.51%

Common Stock           Mahin Samadani, Director             110,000(1)                       .94%

Total Shares held by
 officers, directors
 and 5% shareholders:                                     6,872,102                        58.70%

------------------------------------


(1) This amount includes 13,000, 199,000, 10,000 options exercisable at $1.00 per share, issued to Mr. Hakim, Ms. Khan and Mr. Samadani respectively. This amount does not include 15,000, 195,000, and 15,000 options to purchase common stock exercisable at $1.00 per share granted to Mr. Hakim, Ms. Khan, and Mr. Samadani respectively. on January 1, 2000.



(2) This amount includes up to 300,000 options exercisable at $1.75 and 200,000 shares acquired by Floyd Horwitz, the father of Lawrence W. Horwitz. This amount does not include options to purchase 15,000 shares of common stock at $1.00 per share granted to Mr. Horwitz on January 1, 2000.



(3) This amount includes 83,000 options exercisable at $1.00 per share but does not include options to purchase 15,000 shares of common stock at $1.00 per share granted on January 1, 2000.. Tariq Khan is the son of Noreen Khan, the president of the Company.


(4) Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(5)   c/o Company's address: 19950 Mariner Avenue, Torrance, CA 90503.


(6) The percentage calculation is based on 7,671,857 shares issued and outstanding as of September 1, 1999 and 8,171,857 on a fully diluted basis.

ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and officers of the Company are as follows:


       Name                 Age              Position
      ------                ---             ----------
   Noreen Khan              52       President , Treasurer,  Director
   Ramsey Hakim             36       Chairman of the Board
   Lawrence W. Horwitz      40       Director, Secretary, General Counsel
   Mahin Samadani           25       Director


     NOREEN KHAN, President and CEO of the Company since May of 1998 and a member of the Board of Directors since October of 1998. Ms. Khan was employed by Tansa Group as a business consultant from May, 1993 through August, 1996. From September, 1996 through April, 1998 Ms. Khan was the financial officer of United Golf Properties, Inc., a privately held real estate investment trust specializing in the acquisition and operation of golf course properties. Ms. Khan is responsible for the business development, financial management and overall strategic planning and expansion of the Company.


     RAMSEY HAKIM, Chairman of the Board since May of 1998. For the past 13 years, Mr. Hakim has held management positions in the Telecommunication and Information Technology Industry. He is currently the General Manager for AT&T Solutions Outsourcing where he is responsible for managing the annual budget for client engagements and service delivery.



     LAWRENCE W. HORWITZ, Director since November 1999, has been a founding shareholder and officer of the Irvine, California law firm of Horwitz & Beam, Inc. since 1992. Horwitz & Beam is currently comprised of 14 attorneys. He specializes in the securities law aspects of private and public offerings. He is currently a member of the Board of Directors of Beta Oil and Gas, Inc. (NASDAQ Small Cap: BETA) and was involved in that company's initial public offering in the Summer of 1999. Mr. Horwitz is also the president of Strawberry Canyon Capital, Inc., the general partner of two bridge loan funds: Westport Capital Partners, Ltd. and Laguna Pacific Partners, Ltd. These bridge loan funds provide early stage financing for primarily technology oriented companies positioning to complete a private or public offering of securities. He is a graduate of the University of California, Berkeley Haas School of Business (B.S.) and the Boalt Hall School of Law (J.D.)



     MAHIN SAMADANI, Director since May of 1998. Mr. Samadani currently works for Scient, Corp., an E-commerce consulting group based in San Francisco. Prior to joining Scient, Mr. Samadani worked with the Enterprise Server Group at Intel Corporation where he was responsible for identifying and promoting emerging Internet Software. Prior to joining Intel, Mr. Samadani was employed by Apple Computer.


ITEM 6:  EXECUTIVE COMPENSATION


     Set forth below is a summary of compensation for the Company's officers for fiscal years 1999. There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Company in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or its subsidiary.

                     SUMMARY COMPENSATION TABLE

                        ANNUAL COMPENSATION
                        -------------------

Name and Principal Position       Year          Salary       Stock Options
----------------------------     ------       ---------      -------------
Noreen Khan                       1999         $66,000           199,000
CEO, President,
Secretary & CFO

Meenaz Hudani                     1999         $60,000            30,000
CIO

Ralph Hutchinson                  1999         $60,000             -0-
VP, Marketing

Linda Ruby
VP, Professional                  1999         $54,000            25,000

Placement



     All of the foregoing options are at an exercise price of $1.00.


     The Company's By-laws state that Directors of the Company shall not receive any stated salary for their services, but, by resolution of the Board of Directors, a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board of Directors. The Company maintains directors and officers liability insurance. To date, the Company has not paid any fixed sum for expenses to board members for attendance at Board of Director meetings or in discharging their obligations as Board members.



ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



     The Company is in the development stage of the new business plan it launched in October 1999. Further, the Company has never conducted profitable operations. Based upon the foregoing, the Company believes that it has had difficulty in attracting substantial investment capital, outside its present management team and principal shareholders. As a result, the Company believes that each of the transactions set forth in this section were on terms that were as favorable as those that could have been obtained from unaffiliated parties, in that the Company has attracted limited capital from unaffiliated parties as of the date of this filing, and those transactions were conducted on terms similar or identical to the terms set forth below.


     Noreen Khan, the president of the Company, has entered into the following transactions with the Company:

          (1) In May, 1998 she entered into a Subscription Agreement pursuant to which she provided $53,487 in debt financing which was converted into equity during the fourth quarter of 1999 at the rate of $.20 per share, in accordance with the original terms of the Subscription Agreement;

          (2) In April, 1998 she acquired 50,000 shares of the Company under Rule 504 of Regulation D at the price of $.15 per share;

          (3) In July, 1998 she acquired 100,000 shares of the Company under Rule 506 of Regulation D at the price of $.15 per share;

          (4) During calendar year 1999 Ms. Khan received 800,000 shares as additional compensation for services rendered to the Company.


          (5) On January 1, 1999, Ms. Khan was issued options to purchase 199,000 shares of common stock of the Company at $1.00 per share.



          (6) On January 1, 2000, Ms. Khan was issued options to purchase 195,000 shares of common stock of the Company at $1.00 per share.


     Tariq Khan, the son of the President of the Company, has entered into the following transactions with the Company:

          (1) In May, 1998, he entered into a Subscription Agreement pursuant to which he provided $640,000 in debt financing which was converted into equity during the fourth quarter of 1999 at the price of $.20 per share, in accordance with the original terms of the Subscription Agreement;

          (2) In November, 1998, Manhattan West, Inc., a corporation controlled by Mr. Khan entered into a Consulting Agreement with the Company for marketing, general business and public relations services for a one year period of time. Manhattan West was eventually paid $30,000 in stock at the price of $.45 per share (66,667 shares in the aggregate);


          (3) On January 1, 1999 the Company issued Mr. Khan 125,000 options exercisable at $1.00 per share in accordance with the Company's annual issuance of options to key employees, consultants, officer and directors of the company;



          (4) During 1999 Mr. Khan received 500,000 shares for consulting services provided to the Company. These services included strategic planning of the business plan which commenced implementation in October, 1999, identification of key personnel to implement this business plan, budgeting and capitalization planning and general business consulting and advice; and



          (5) On January 1, 2000 the Company issued Mr. Khan 120,000 options exercisable at $1.00 per share in accordance with the Company's annual issuance of options to key employees, consultants, officer and directors of the company.



     Ramsey Hakim, the Chairman of the Board of the Company entered into the following transactions with the Company:



          (1) In January, 1999 Mr. Hakim received 90,000 options to acquire stock at $1.00 per Share;

          (2) During 1999, Mr. Hakim received 250,000 shares for services provided as the Chairman of the Board of the Company;



          (3) In November, 1998 the Company entered into a one year Consulting Agreement with Mr. Hakim pursuant to which he was to be paid $3,750 per month. The aggregate amount due under this Consulting Agreement ($45,000) was eventually converted into restricted shares of stock during the fourth quarter of 1999 at the price of .45 per share (100,000 shares in the aggregate);



          (4) On January 1, 1999 the Company issued Mr. Hakim 13,000 options exercisable at $1.00 per share in accordance with the Company's annual issuance of options to key employees, consultants, officer and directors of the company; and



          (5) On January 1, 2000 the Company issued Mr. Hakim 15,000 options exercisable at $1.00 per share in accordance with the Company's annual issuance of options to key employees, consultants, officer and directors of the company.


     Lawrence W. Horwitz, a member of the Board of the Directors of the Company and its General Counsel and Secretary and his father Floyd Horwitz entered into the following transactions with the Company:


          (1) Mr. Horwitz received 300,000 options exercisable at $1.75 per share;



          (2) Floyd Horwitz, the father of Lawrence Horwitz, acquired 200,000 shares of the Company at the price of $0.25 per share; and



          (3) On January 1, 2000 the Company issued Mr. Horwitz 15,000 options exercisable at $1.00 per share in accordance with the Company's annual issuance of options to key employees, consultants, officer and directors of the company.


Mahin Samadani, a member of the Board of Directors, entered into the following transactions with the Company:


          (1) On January 1, 1999 Mr. Samadani received 10,000 options exercisable at $1.00 per share;



          (2) During 1999 Mr. Samadani received 100,000 shares for services provided as a member of the Board of Directors of the Company; and



          (3) On January 1, 2000, Mr. Samadani received 15,000 options exercisable at $1.00 per share.


ITEM 8:  LEGAL PROCEEDINGS

     The Company is not a plaintiff or a defendant in any legal proceedings.

ITEM 9:  MARKET PRICE OF COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     A.     MARKET INFORMATION


     The Company's Common Stock is currently quoted on the Over-The-Counter Market under the Symbol "INVZ". Set forth below is the trading history of the Company's Common Stock without retail mark up, mark-down or commissions provided by the quote in system displayed by Yahoo Finance at www.YahooFinance.com:


                                           HIGH ASK       LOW BID
              1999                         --------       --------
              ----
       January 1 - January 31                2.06          1.25
       February 1 - February 28              2.06          1.31
       March 1 - March 31                    2.25          1.37
       April 1 - April 30                    5.37          1.75
       May 1 - May 31                        5.00          1.50
       June 1 - June 30                      3.31          1.43
       July 1 - July 31                      1.87          1.03
       August 1 - August 31                  1.56          0.69
       September 1 - September 30            1.25          0.69
       October 1 - October 31                1.25          0.72
       November 1 - November 30              1.06          0.69
       December 1 - December 31              1.03          0.69
             2000
             ----
       January 1 - January 31                1.31          .75
       February 1 - February 28              1.22          .69
       March 1 - March 31                    1.19          .66



         On April 26, 2000, the closing bid price for the Company's common stock was $.25.


         The above quotations are inter-dealer quotations, and the actual retail transactions may involve dealer retail mark ups, mark downs, or commissions for market makers of the Company's stock.

         Except for 2,932,917 free trading shares, all shares issued by the Company are "restricted securities" within the meaning of Rule 144 under the 1933 Act. Ordinarily, under Rule 144, a person holding restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of the Company's then-outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Future sales of such shares and sales of shares purchased by holders of options or warrants could have an adverse effect on the market price of the Common Stock.

         IN THE ABSENCE OF A SECURITY BEING QUOTED ON THE NASDAQ STOCK MARKET, OR THE COMPANY HAVING $2,000,000 IN NET TANGIBLE ASSETS, TRADING IN THE COMPANY WOULD BE COVERED BY RULE 15C2-6 OF THE EXCHANGE ACT FOR NON-NASDAQ AND NON-EXCHANGE LISTED SECURITIES. UNDER SUCH RULE, BROKER/DEALERS WHO RECOMMEND SUCH SECURITIES TO PERSONS OTHER THAN ESTABLISHED CUSTOMERS AND ACCREDITED INVESTORS (GENERALLY INSTITUTIONS WITH ASSETS IN EXCESS OF $5,000,000 OR INDIVIDUALS WITH A NEW WORTH IN EXCESS OF $1,000,000 OR AN ANNUAL INCOME EXCEEDING $200,000 OR $300,000, JOINTLY WITH THEIR SPOUSE) MUST MAKE A SPECIAL WRITTEN SUITABILITY DETERMINATION FOR THE PURCHASER AND RECEIVE THE PURCHASER'S WRITTEN AGREEMENT TO A TRANSACTION PRIOR TO SALE. SECURITIES ARE ALSO EXEMPT FROM THIS RULE IF THE MARKET PRICE IS AT LEAST $5.00 PER SHARE.

         THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990 REQUIRES ADDITIONAL DISCLOSURE RELATED TO THE MARKET FOR PENNY STOCKS AND FOR TRADES IN ANY STOCK DEFINED AS A PENNY STOCK. UNDER SEC RULES, "PENNY STOCK" IS ANY SECURITY THAT HAS A MARKET PRICE OR EXERCISE PRICE OF LESS THAN $5.00 PER SHARE. IN ADDITION, UNLESS EXEMPT, THE RULES REQUIRE THE BROKER/DEALER TO DELIVER, PRIOR TO ANY TRANSACTION INVOLVING A PENNY STOCK, A DISCLOSURE SCHEDULE EXPLAINING IMPORTANT CONCEPTS INVOLVING THE PENNY STOCK MARKET, THE NATURE OF SUCH MARKET, TERMS USED IN SUCH MARKET, THE BROKER/DEALER'S DUTIES TO THE CUSTOMER, A TOLL-FREE TELEPHONE NUMBER FOR INQUIRIES ABOUT THE BROKER/DEALER'S DISCIPLINARY HISTORY, AND THE CUSTOMER'S RIGHTS AND REMEDIES IN CASE OF FRAUD OR ABUSE IN THE SALE. THE BROKER/DEALER MUST DISCLOSE COMMISSIONS PAYABLE TO BOTH THE BROKER/DEALER AND THE REGISTERED REPRESENTATIVE, CURRENT QUOTATIONS FOR THE SECURITIES, AND IF THE BROKER/DEALER IS THE SOLE MARKET-MAKER. FINALLY, MONTHLY STATEMENTS HAVE TO BE SENT DISCLOSING RECENT PRICE INFORMATION FOR A PENNY STOCK HELD IN THE ACCOUNT AND INFORMATION ON THE LIMITED MARKET IN PENNY STOCKS.

         THESE RULES HAVE A SUBSTANTIAL EFFECT ON THE LIQUIDATION OF THE COMPANY'S COMMON STOCK.

     B.     HOLDERS


         As of March 31, 2000, there were approximately 49 registered holders of the Company's restricted Common Stock, as reported by the Company's transfer agent. These registered holders include both individuals, as well as corporations. This figure does not include shares which have been placed into street name through the Depository Trust Company system.


     C.     DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

     D.     OPTIONS


         On January 1, 1999 the Company issued 500,000 options exercisable at $1.00 per share. These options have a three year term, and a percentage of which is exercisable on a quarterly basis commencing April 1, 1999. These options were issued to various employees, consultants and board of director members of the Company.


         ON JANUARY 1, 2000, THE COMPANY ISSUED 1,000,000 OPTIONS EXERCISABLE AT $1.00 PER SHARE. THESE OPTIONS HAVE A THREE YEAR TERM AND A PERCENTAGE OF THE OPTIONS ARE EXERCISABLE ON A QUARTERLY BASIS COMMENCING APRIL 1, 2000. THESE OPTIONS WERE ISSUED TO VARIOUS EMPLOYEES, CONSULTANTS AND BOARD OF DIRECTOR MEMBERS OF THE COMPANY.

         Also, in November, 1999 the Company issued 300,000 options to Lawrence W. Horwitz at an exercise price of $1.75. These options are entitled to S-8 registration rights in the event the Company becomes a Reporting Company within the meaning of the Securities Exchange Act of 1934. Currently the Company does not have any employment agreements with any of its employees


     E.     TRANSFER AGENT

         The Company's transfer agent is Alpha Tech Stock Transfer, 929 East Fires Lane, Drapers, Utah 84020. The agent's telephone number is (801) 571-5118.


ITEM 10:  RECENT SALES OF UNREGISTERED SECURITIES

         THE COMPANY HAS OFFERED SECURITIES TO INVESTORS WHO HAVE A PREVIOUS BUSINESS RELATIONSHIP WITH EITHER AN OFFICER, DIRECTOR OR GREATER THAN 5% SHAREHOLDER OF THE COMPANY. THERE HAS BEEN NO SOLICITATION OF ACCREDITED OR NON-ACCREDITED INVESTORS WHO DO NOT MEET THIS STANDARD.

         On April 3, 1998 the Company (which was then known as Zebulon Enterprises) had 1,142,857 shares issued and outstanding, all of which were free-trading. These shares were issued for nominal consideration in a private placement that was conducted in 1990.

         Simultaneous with the closing of the Zebulon acquisition, the Company sold 1,114,000 shares of common stock to six accredited investors at $.085 per share under Rule 504 of Regulation D (aggregate proceeds of $94,600).


         In May 1998, the Company entered into two Subscription Agreements with accredited investors providing for up to $850,000 in debt convertible into common stock at the price of $0.20 during the 18 month period of time following the date of the Subscription Agreement. One of these investors was the President of the Company. As of the date of this filing, 100% of the debt obtained ($693,487 in the aggregate) was converted into 3,467,435 restricted shares of common stock pursuant to Rule 506 of Regulation D.

         During 1998, the Company issued 800,000, 500,000 and 250,000 shares to Noreen Khan (President of the Company), Tariq Khan (Noreen Khan's son and Marketing/Public Relations Consultant), and Ramsey Hakim (Chairman of the Board of the Company), respectively and the Company recorded compensation expense in the amount of $737,000 during the year ended December 31, 1998. See Item 7 "Certain Relationships and Related Party Transactions" for additional information regarding these transactions.

         During May to July 1998, the Company sold 1,400,000 shares of restricted common stock under Rule 506 at the price of $.15 per share. There were 13 accredited investors in this transaction and 100% of the proceeds, $210,000, was provided directly to the Company. All offers and sales were made only to accredited investors.

         In September, 1998, the Company issued 520,000 shares of its common stock in connection with the acquisition of certain assets from NovaQuest InfoSystems, Inc. ("Novaquest"). 200,000 of these shares were issued directly to NovaQuest and 320,000 of these shares were issued directly to certain employees of NovaQuest. All of these issuances were of restricted shares under Rule 505 of Regulation D.


         During November 1998, the Company entered into three Consulting Agreements providing for marketing, general business and public relations services. These agreements were with Ramsey Hakim, a member of the Company's board of directors ($3,750 per month), Manhattan West, Inc. ($2,500 per month) and Winthrop Venture Management, Ltd. ($2,500 per month). These Consulting Agreements provided that all amounts due could be converted into common stock shares at the rate of $0.45 per share. On November 12, 1999, all such amounts due were collectively converted into 233,334 shares. In March, 2000, the Company received

$250,000 from a single accredited investor in exchange for a promissory note due March 1, 2001, bearing interest at the rate of 9% per annum and warrants to purchase 75,000 shares of commons tock at the price of $.80 per share. Those shares were sold based on an exemption from registration available under 4(6) of the Act.


         During December 1998, the Company sold 180,000 shares of common stock at $1.00 per share, under Rule 506 of Regulation D, to five accredited investors and 100% of the proceeds were provided directly to the Company. All offers and sales were made only to accredited investors.

         In December 1998, the Company received $250,000 from a single accredited investor at the price of $0.625 per share. These shares were issued under Rule 506 of Regulation D.

         Effective January 1, 1999, the Company issued 500,000 options exercisable at $1.00 per share to certain key employees, directors, officers and consultants.

         In March 1999, the Company issued 500,000 shares at the price of $0.15 to a single accredited investor under Rule 504 of Regulation D and the Company received 100% of the proceeds of this offering.

         On November 12, 1999, the Company entered into two agreements: (a) it entered into a stock option agreement with Lawrence W. Horwitz, a member of the Company's legal firm, to acquire up to 300,000 shares of stock at $1.75 per share and (b) it entered into a subscription agreement with a Floyd Horwitz, father of Lawrence W. Horwitz, to sell 200,000 shares under Rule 506 at the price of $.25 per share. See Item 7 "Certain Relationships and Related Party Transactions" for additional information regarding this transaction.

         In December 1999, the Company commenced an offering of up to $500,000 in units. The price of each unit was $25,000 and each unit was comprised of one promissory note with a six month term at 8% interest and a five-year warrant with an exercise price of $0.80 per share. As of the date of this filing, the Company has raised $250,000 from this offering of units.

         In March, 2000, the Company received $250,000 from a single accredited investor in exchange for a promissory note due March 1, 2001, bearing interest at the rate of 9% per annum and warrants to purchase 75,000 shares of commons tock at the price of $.80 per share. Those shares were sold based on an exemption from registration available under 4(6) of the Act.

ITEM 11:  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


         The Company's Articles of Incorporation authorize the issuance of 71,428,572 shares of Common Stock, $.001 par value per share, of which 11,207,626 shares were issued and outstanding as of December 31, 1999.


         Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

ITEM 12:  INDEMNIFICATION OF DIRECTORS AND OFFICERS


         The Company has adopted provisions in its Articles of Incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Delaware General Corporation Law. Under the Company's Articles of Incorporation, and as permitted under the Delaware General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recession.


         At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

ITEM 13:  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.


         Attached as Exhibits to this Form 10 are the financial statements required by this Item.


ITEM 14:  ACCOUNTANTS AND FINANCIAL DISCLOSURES


         The Company has engaged Stonefield Josephson ("SJ") as its principal accountants. SJ's business address is 1620 26th Street, Suite 400 South Santa Monica, CA 90401-4041 SJ conducted both the 1999 and 1998 which are attached. Neither the Company nor anyone on its behalf has consulted any former accountants during the two most recent past fiscal years regarding any matter for which reporting is required under Regulation S-B, Item 304(a)(2)(i) or
(ii) and the related instructions. The decision to engage SJ was approved by the Board of Directors.

ITEM 15:  FINANCIAL STATEMENTS AND EXHIBITS


FINANCIAL STATEMENTS

The following financial statements are included herein:


Audited Financial Statements for the Fiscal Years ended 1998 and 1999

                            PART II

ITEM 1 AND
ITEM 2.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS



Exhibit  Document Description
  No.    --------------------
-------

3.1      Articles of Incorporation of Martinique Ventures Corporation, dated
         February 18, 1988*

3.2      Certificate of Amendment to Articles of Incorporation of Martinique
         Ventures Corporation changing name to Zebulon Enterprises, Inc., dated
         August 13, 1997*

3.3      Certificate of Amendment to the Articles of Incorporation of Zebulon
         Enterprises, Inc. changing name to Tao Partners Inc. dated April 21,
         1998*

3.5      Certificate of Amendment to the Articles of Incorporation of Tao
         Partners Inc. changing name to Inetvisionz.com, Inc. dated April 30,
         1999*

3.6      Bylaws of Martinique Ventures Corporation*

10.1     Form Independent Contractor Agreement

10.2     Web Maintenance Agreement for RxAlternative.com, dated October 25,
         1999

10.3 Web Site Development Agreement for the Creation of Two New Web Sites for RxAlternative.com, dated October 25, 1999

10.4     South Bay Private Industry Council Agreement Entitled Amendment No.
         4 to Agreement No. 96-67 by and between the Company and the city of Inglewood

10.5     Job Training Partnership Act ("JTPA") Off-the-shelf Vendor/Voucher
         Training Agreement dated July 1, 1999

10.6     Employment Training Panel Agreement dated November 30, 1999

10.7     Lease for the property located at 19950 Mariner Avenue, Torrance
         California 90503, dated December 1, 1994

10.8     Lease for the property located at 19972 MacArthur Blvd., Irvine, CA
         92615, dated November 18, 1997

10.9     Schedule of Receivables as of December 31, 1999

24.1     Power of Attorney (see signature page)*

27.0     Financial Data Schedule*




* Previously Filed


                                    SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   April 27, 2000            iNetVisionz.com, Inc.



                                   By:   /s/ Noreen Khan
                                         ------------------------------------
                                         Noreen Khan



                                   Its:  Chief Executive Officer, President
                                         Chief Financial Officer